October 21, 2009

Mr Ryan Boyajian. President and Secretary of the Board
Andrew Kardish, Chairman of the Board
We Save Homes, Inc.
27651 La Paz Rd. Ste A
Laguna Niguel, CA 92677

Re: Confirmation Of Resignation

Dear Ryan and Andrew:

This serves as a follow up to my formal resignation on Wednesday, October 14, 2009. As you know, my resignation was tendered in writing to Ryan, the President and Secretary of the Board, at that time, and was also verbally confirmed to CFO Lan Mai and Dante Panella.

Pursuant to your request, this letter serves as my signed confirmation of my resignation as an officer and director of the board for We Save Homes, Inc. (WESA).

Also, as a point of clarification, I resigned my position on October 14, 2009, prior to receiving Andrew's request for resignation in his letter dated October 12, 2009. I received Andrew's letter in an email correspondence on October 15, 2009, after I tendered my resignation.

Lastly, please be advised that I have retained Alton G. Burkhalter, Esq. and Zachary R. Smith, Esq. of Burkhalter Kessler Goodman & George LLP as my legal counsel. Mr. Burkhalter and Mr. Smith are currently investigating the circumstances surrounding my investment and company operations and will be communicating with you shortly.

Thank you.

Warm regards,

Andrea Downs